03002427

50 3/4/03

VF3-3-03

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. D.C.
155

SEC FILE NUMBER
8- 45573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Workman Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10505 Wayzata Blvd.
(No. and Street)

Minnetonka (City) — MN (State) — 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Maxa — 952-541-6094 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helleloid & Swanson
(Name – *if individual, state last, first, middle name*)

5001 W. 80th Street, Suite 595 (Address) — Bloomington (City) — MN (State) — 55437 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, Paul J. Maxa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Workman Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ROBERT A. VOLLBRECHT
Notary Public-Minnesota
Scott County
My Commission Expires Jan. 31, 200[illegible]

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORKMAN SECURITIES CORPORATION

FINANCIAL STATEMENTS

As of
December 31, 2002

WORKMAN SECURITIES CORPORATION

TABLE OF CONTENTS

HELLELOID & SWANSON

CERTIFIED PUBLIC ACCOUNTANTS
5001 WEST 80TH STREET SUITE 595
BLOOMINGTON, MINNESOTA 55437
TELEPHONE (952) 835-5705
FAX (952) 835-5706

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Workman Securities Corporation
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of Workman Securities Corporation as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these 2002 financial statements based on our audit. The financial statements of Workman Securities Corporation as of and for the year ended December 31, 2001 were audited by other auditors whose report, dated February 28, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2002 financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Workman Securities Corporation at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Helleloid + Swanson

HELLELOID & SWANSON

February 24, 2003

WORKMAN SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 17,395	$ 22,107
Cash deposits with clearing organizations	25,000	25,000
Total cash	42,395	47,107
Commissions receivable	96,146	41,639
Advances to brokers	4,878	1,107
Prepaid expenses	1,252	9,614
Furniture and equipment at cost less accumulated depreciation of $46,378 and $15,304	7,415	10,108
Securities owned:		
Not readily marketable, at estimated fair falue	22,200	3,300
Total assets	$ 174,286	$ 112,875

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities		
Accrued commissions	$ 90,000	$ 46,949
Other accrued expenses	482	6,264
Due to officer	12,000	10,000
Total liabilities	102,482	63,213
Stockholder's equity		
Common stock, no par value 2,000 shares authorized 1000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	242,929	242,929
Retained earnings (deficit)	(196,125)	(218,267)
Total stockholders' equity	71,804	49,662
Total liabilities and stockholders' equity	$ 174,286	$ 112,875

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF INCOME

For The Years Ended
December 31, 2002 and 2001

	2002	2001
Revenues:		
Commission income	$2,512,149	$3,077,312
Representative fees	6,812	12,423
Miscellaneous income	8,115	81,708
Interest	1,317	7,357
	2,528,393	3,178,800
Expenses:		
Commissions	2,112,656	2,664,610
Management fee	118,700	-
Licensing and registration	23,573	12,761
Office supplies and expense	63,758	93,692
Professional fees	38,597	93,742
Training and compliance	5,944	4,828
Business insurance	16,223	5,232
Dues and subscriptions	484	1,905
Customer settlements	5,053	35,000
Depreciation	4,228	3,960
Bad debt expense	-	750
Advertising	1,039	3,330
Salaries and wages	159,571	345,875
Payroll taxes	10,890	31,526
Producer conference	1,735	38,823
Employee functions	50	227
Printing	218	2,985
Meals and entertainment	1,103	5,309
Travel	2,239	13,072
Other expenses	30,603	29,043
Total expenses	2,596,664	3,386,670
Net loss before income taxes	(68,271)	(207,870)
Provision for income taxes	300	300
Net loss	$ (68,571)	$ (208,170)

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For The Years Ended
December 31, 2002 and 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2000	1,000	$ 25,000	$ 100,000	$ (10,097)	$ 114,903
Capital contribution			142,929		142,929
Net Loss				(208,170)	(208,170)
Balance, December 31, 2001	1,000	25,000	242,929	(218,267)	49,662
Net assets transferred in merger				90,713	90,713
Net Loss				(68,571)	(68,571)
Balance, December 31, 2002	1000	$ 25,000	$ 242,929	$ (196,125)	$ 71,804

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended
December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Fees and commissions received	$2,479,018	$3,244,288
Cash paid to suppliers and employees	(2,547,322)	(3,433,477)
Interest received	1,317	7,357
Net cash used for operating activities	(66,987)	(181,832)
Cash flows from investing activities:		
Capital contribution	-	82,000
Advances from officer	12,000	32,000
Repayment to officer	(10,000)	(33,706)
Cash transferred in merger	60,275	-
Net cash flows from investing activities	62,275	80,294
Net decrease in cash	(4,712)	(101,538)
Cash at beginning of year	47,107	148,645
Cash at end of year	$ 42,395	$ 47,107
Reconciliation of net loss to net cash used for operating activities:		
Net Loss	$ (68,571)	$ (208,170)
Adjustments:		
Depreciation		
Decrease (increase) in commissions receivable	4,228	3,960
Non-cash expenses assumed by officer	(54,507)	72,845
Decrease (increase) in advances to brokers	-	60,929
Increase (decrease) in prepaid expenses	(3,771)	878
Increase (decrease) in accrued commissions	11,916	(9,614)
Decrease in accrued bonuses	43,051	(56,951)
Decrease in other accrued expenses	-	(17,130)
Net receipts transferred in merger	(5,782)	(28,579)
	6,449	-
Total adjustments	1,584	26,338
Net cash used for operating activities	$ (66,987)	$ (181,832)

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2002 and 2001

1. Nature of Business

Workman Securities Corporation is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2002, the company is a registered broker-dealer in 43 states.

The majority of the Company's commission revenue is earned from mutual fund investments and transfers executed on behalf of its customers. The Company also earns commissions on various life insurance products, including variable annuity contracts, universal life and variable life insurance policies, and securities transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents:

The Company includes money market funds in the category of cash as presented in the cash flow statement.

Commissions Receivable:

Receivable from clearing organization primarily represents accruals for commission amounts due from various mutual fund sponsors and life insurance companies. It is the Company's policy to use the reserve method to write off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at December 31, 2002 and 2001.

Depreciation:

Office equipment is stated at cost. Repairs and maintenance are expensed as incurred. The company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation are used for income tax purposes. The estimated useful lives of the assets are three to five years.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the assets to the carrying amount of the assets.

Investments:

The Company's investments are reported at cost, which approximates market value.

Income Taxes:

The Company is an S corporation for income tax purposes. As such, the Company is not subject to federal and Minnesota income taxes. The taxable income or loss resulting from operations, along with various tax credits, are reported by the stockholders on their federal and Minnesota individual income tax returns.

Revenue Recognition:

Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue and related expenses for life insurance policies are recorded when the insurance company approves the policy.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule and effective August 24, 2001, the Company is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Effective June 1, 2002, the Company is required to maintain net capital equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2002 and 2001, the Company had net capital, as computed under the rule, of $36,059 and $18,633. Prior to August 24, 2001, the Company's net capital requirement was $50,000.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2002. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. SIPC Supplemental Report

The requirements for filing an SIPC Supplemental Report is not applicable, since SIPC has suspended assessments based on net operating revenue.

6. Merger

100% of the outstanding stock of the Company was purchased on February 12, 2002 by BDMA, Inc. The assets and liabilities of LFK Incorporated, a securities broker-dealer, were merged into the Company during the year 2002.

7. Related Party Transactions

The Company entered into a management agreement with BDMA, Inc. on January 1, 2002. The agreement provided BDMA, Inc. the right to manage the Company and the right to receive the profits generated by the Company.

HELLELOID & SWANSON
CERTIFIED PUBLIC ACCOUNTANTS
5001 WEST 80TH STREET SUITE 595
BLOOMINGTON, MINNESOTA 55437
TELEPHONE (952) 835-5705
FAX (952) 835-5706

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Workman Securities Corporation
Minnetonka, Minnesota

We have audited the accompanying financial statements of Workman Securities Corporation as of and for the year ended December 31, 2002, and have issued our report thereon dated February 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helleloid + Swanson

HELLELOID & SWANSON

February 24, 2003

WORKMAN SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Net Capital		
Total stockholders' equity		$ 71,804
Deductions		
Non-allowable assets:		
Accounts receivable from brokers	$ 4,878	
Prepaid insurance	1,252	
Property and equipment, net	7,415	
Investment	22,200	
Total		35,745
Adjusted net capital		$ 36,059
Minimum net capital requirement per rule 15c3-1(a)(2)(vi) (The greater of $25,000 or 6 2/3% of aggregate indebtedness)		
Aggregate indebtedness		$ 102,482
Computation of excess net capital		
Adjusted net capital		$ 36,059
Minimum net capital required:		
Dollar minimum	$ 25,000	
6-2/3% of aggregate indebtedness	6,832	
Greater of above		25,000
Excess net capital		$ 11,059
Ratio of aggregate indebtedness to net capital		2.94 to 1

WORKMAN SECURITIES CORPORATION

RECONCILIATION BETWEEN THE COMPUTATION FOR DETERMINING NET CAPITAL AND AGGREGATE INDEBTEDNESS AS PRESENTED HEREIN AND AS REPORTED BY THE COMPANY IN FORM X-17A-5

December 31, 2002

	Net Capital	Aggregate Indebtedness
Total per Form X-17A-5	$ 41,520	$ 101,999
Adjustments:		
Corporate income taxes	(300)	200
Accounts receivable from brokers	(4,878)	-
Accrued payroll taxes	(283)	283
Total per this report	$ 36,059	$ 102,482

HELLELOID & SWANSON

CERTIFIED PUBLIC ACCOUNTANTS
5001 WEST 80TH STREET SUITE 595
BLOOMINGTON, MINNESOTA 55437
TELEPHONE (952) 835-5705
FAX (952) 835-5706

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL

Board of Directors
Workman Securities Corporation
Minnetonka, Minnesota

In planning and performing our audit of the financial statements of Workman Securities Corporation for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helleloid + Swanson

HELLELOID & SWANSON

February 24, 2003